Hollysys Automation Technologies Announces a New Order of Its Proprietary Nuclear Non-Safety Automation and Control Products

Beijing, China – December 22, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that it received a purchase order from China Techenery Co., Ltd. (CTEC), to supply its proprietary non-safety automation and control products to #3 reactor of Yangjiang Nuclear Power Station, valued at approximately USD $1.8 million, or RMB ￥11.5 million. This is the first batch of a series of purchase orders to be granted to Hollysys for #3 reactor project of Yangjiang Nuclear Power Station.

The Yangjiang nuclear power station in Guangdong province is funded and constructed by a consortium of power corporations led by China Guangdong Nuclear Power Holding Co. (CGNPC), and designed to have six one-gig watt (GW) pressurized water reactors using CGNPC’s proprietary CPR-1000 technology.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, “we are pleased to see the continuous order flow from our nuclear JV for our proprietary nuclear non-safety automation and control products. As the only qualified local automation and control technology provider to nuclear industry in China, Hollysys will leverage the strategic alliance with the largest nuclear builder and operator in China to further penetrate the nuclear automation and control market both in China and internationally, to create value for our shareholders.”

About China Techenergy Co., Ltd. (CTEC)

China Techenergy Co., Ltd. (CTEC) is a 60/40 joint venture owned by China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys). Founded in October 2005, the company is engaged in providing automation and control related engineering design, system integration, and technical services for nuclear industry. CTEC has the permit granted by National Nuclear Safety Administration of China to design and manufacture nuclear safety-level automation and control systems.

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Hollysys Automation Technologies, Ltd.	Page 2
December 22, 2011

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
###

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com